FEDERATED MDT SERIES
Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 17, 2009

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

RE:           FEDERATED MDT SERIES(the “Trust”)
  Class A Shares
  Class K Shares
  Institutional Shares
 1933 Act File No. 333-134488
                      1940 Act File No. 811-21904

Dear Sir or Madam:

The following responds to your specific instructions that we furnish a written review of the responses provided to the oral comments received from the Commission’s staff on December 11, 2009, regarding the proposed reorganization the Federated MDT Tax Aware/ All Cap Core Fund (the “Acquired Fund”) and Federated MDT All Cap Core Fund (the “Acquiring Fund”).  As discussed with the SEC examiners, Keith O’Connell and Sheila Stout, the following changes have been made in response to the comments received:

1.	In response to your comment regarding the expense example in the Institutional Share fee table of the Pro Forma Fee table we have corrected the 10 Year Example amount.
2.
In response to your comment regarding including expenses of the proxy into the capitalization table, we refer you to the “Cost or Reorganization” section where we describe the costs and which fund shall pay for each expense.  In addition, since the Acquired Fund is at its expense limitation agreed upon by the Funds’ Adviser, any additional expenses above such amount that is incurred by the Acquired Fund shall be absorved by the Funds’ Adviser.

3.
In response to your comment regarding the Introduction section, we have removed the parenthetical which states “(except for deferred or prepaid expense, which are not expected to be material in amount)”.  We will also remove it from anywhere else in the N-14 where it appears.

4.
 In response to your comment regarding a non-fundamental limitation regarding “bank instruments”, as discussed with the Staff, the guidance provided in former Guide 19 to old Form N-1A will be addressed with the Board of Trustees of the Federated MDT Series at an upcoming Board meeting and, consistent with the Board’s determinations at such meeting, the disclosure relating to the exclusion of domestic bank instruments from the concentration policy, which appears below the disclosure of the non- fundamental investment limitations of the Federated MDT Series in the Statement of Additional Information of the Federated MDT All Cap Core Fund will be revised appropriately.

5.
In response to your comment regarding the “Proxy Solicitation and the Special Meeting” section, we refer you to the “Proxies, Quorum and Voting at the Special Meeting” section where we detail instructions for shareholders to revoke their electronic proxies.

In addition we will file an N-14/A filing to correctly file the Statement of Additional Information following this correspondence filing.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Registrant acknowledges the staff’s view that: the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (412) 288-6659.

Very truly yours,

/s/ Joseph W. Kulbacki
Joseph W. Kulbacki
Senior Paralegal

Enclosures